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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------
                               SCHEDULE 14D-9/A
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           -------------------------

                                  EASCO, INC.
                           (Name of Subject Company)

                                  EASCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   27033E103
                     (CUSIP Number of Class of Securities)

                              NORMAN E. WELLS, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             706 South State Street
                               Girard, Ohio 44420
                                  330-545-4311
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            Four Embarcadero Center
                        San Francisco, California 94111
                            Telephone: 415-984-6400
                            Facsimile: 415-984-2698

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-9
     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 originally filed with the Securities and Exchange Commission on August 3, 1999 by Easco, Inc. (the "Schedule") relating to the tender offer by E Acqco Inc., a Delaware corporation and a wholly owned subsidiary of Caradon Inc., a Delaware corporation, to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $15.20 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

     The table under the heading "Ownership of the Company's Common Stock" within Schedule II to the Schedule is hereby amended as follows: (1) the number of Shares beneficially owned by each of Joseph M. Byers, James R. McKeithan, Lawrence J. Sax, and Terry D. Smith is increased by 12,500 to 100,000, (2) the number of Shares beneficially owned by Norman E. Wells, Jr. is increased by 170,000 to 470,000 and (3) the number of Shares beneficially owned by directors and executive Officers as a group is increased by 220,000 to 5,141,270. The corresponding percentage amounts are accordingly amended to reflect these changes.

     The section entitled "Ownership of the Company's Common Stock" is amended and restated in its entirety below.

                    OWNERSHIP OF THE COMPANY'S COMMON STOCK

     The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) the current directors of the Company, Easco's Chief Executive Officer and each of Easco's four other most highly compensated executive officers (collectively, the "Named Officers"), and all directors and executive officers of the Company as a group, as of July 30, 1999 and (ii) each stockholder known by the Company to be a beneficial owner of more than 5% of the Common Stock, as of July 30. The Company believes that, except as otherwise noted, each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such individual.


                                                                       COMMON STOCK
                                                                    BENEFICIALLY OWNED
                                                              -------------------------------
                                                                                  PERCENT OF
                                                                                  OUTSTANDING
         NAME AND ADDRESSES OF BENEFICIAL OWNER(1)            NUMBER OF SHARES      SHARES
         -----------------------------------------            ----------------    -----------
American Industrial Partners Capital Fund, L.P..............         4,239,470       43.8%
  One Maritime Plaza
  Suite 2525
  San Francisco, CA 94111
Mellon Bank, N.A., Trustee for First Plaza Group Trust
  (3).......................................................           978,674       10.1%
  One Mellon Bank Center
  Pittsburgh, PA 15258
Wellington Management Company (2)...........................           723,600        7.5%
  75 State Street
  Boston, MA 02109
Dimensional Fund Advisors Inc. (4)..........................           666,500        6.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
W. Richard Bingham (5)......................................         4,239,470       43.8%
Joseph M. Byers (6).........................................           100,000        1.0%
Robert J. Klein.............................................             2,300          *
Gene E. Little..............................................             3,500          *
James R. McKeithan (6)......................................           100,000        1.0%
Theodore C. Rogers (5)......................................         4,239,470       43.8%
Lawrence J. Sax (6).........................................           100,000        1.0%
Samuel H. Smith, Jr.........................................             1,000          *
Terry D. Smith (6)..........................................           100,000        1.0%
Norman E. Wells, Jr. (6)....................................           470,000        4.7%
Directors and executive officers as a group (13 persons)
  (6).......................................................         5,141,270       49.7%

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*  Less than one percent

(1) Unless otherwise indicated, the business address of each beneficial owner listed is 706 South State Street, Girard, Ohio 44420.

(2) Based solely on the report of Wellington Management Company ("Wellington") on Schedule 13-G, dated February 8, 1999, received by the Company. According to this Schedule 13-G, these shares include (i) 162,600 shares as to which Wellington has shared voting power and (ii) 723,600 shares as to which Wellington has shared investment power.

(3) Mellon Bank, N.A., acts as the trustee (the "Trustee") for First Plaza Group Trust ("First Plaza"), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment

    Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as First Plaza's investment manager with respect to these shares, and in that capacity, it has sole voting power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

(4) Based solely on the report of Dimensional Fund Advisors Inc. ("Dimensional") on Schedule 13-G, dated February 12, 1999, received by the Company. Dimensional, a registered investment advisor, is deemed to have beneficial ownership of all of these shares which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified benefit plans, for all of which Dimensional serves as investment manager. Based on information provided the Company in the
    Schedule 13-G, Dimensional disclaims beneficial ownership of all such shares.

(5) All of such shares are held of record by AIP Fund I. Messrs. Bingham and Rogers are general partners of AIP L.P., the general partner of AIP Fund I, and may be deemed to share investment and voting power with respect to the securities owned by AIP Fund I. Messrs. Bingham and Rogers disclaim beneficial ownership of these shares. The business address of Mr. Bingham is One Maritime Plaza, Suite 2525, San Francisco, CA 94111, and the business address of Mr. Rogers is 551 Fifth Avenue, Suite 3800, New York, NY 10176.

(6) Includes options which are presently exercisable or will become exercisable within 60 days of July 30, 1999, including options that will accelerate as to exercisability pursuant to the Company's Stock Option Plan and stock option agreements between each of the Named Officers and the Company. See fiscal year-end option values table below.

                                      II-9
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                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 1999

                                          EASCO, INC.

                                          By:   /s/ NORMAN E. WELLS, JR.

                                            ------------------------------------
                                                    Norman E. Wells, Jr.
                                                    President and Chief
                                                     Executive Officer